Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF WINDSTREAM CORPORATION

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

						Nine Months
	Fiscal Years					Ended September 30,
	2008	2009	2010	2011	2012	2012	2013
Interest Expense:
Interest expense	$416.4	$410.2	$521.7	$558.3	$625.1	$465.4	$479.7
Interest capitalized	1.9	1.7	2.1	6.8	10.9	7.9	6.3

Total interest costs	418.3	411.9	523.8	565.1	636.0	473.3	486.0
Appropriate portion (1/3) of rentals	8.4	9.9	20.5	31.9	70.0	52.5	62.4

Total fixed charges	$426.7	$421.8	$544.3	$597.0	$706.0	$525.8	$548.4

Total earnings and fixed charges:
Pretax income	327.3	649.3	508.3	269.0	268.9	256.9	170.5
Less interest capitalized	(1.90)	(1.70)	(2.10)	(6.80)	(10.90)	(7.90)	(6.30)
Add estimated amortization of capitalized interest	1.9	2.0	2.1	2.4	2.9	2.1	2.4
Fixed charges	426.7	421.8	544.3	597.0	706.0	525.8	548.4

Total earnings and fixed charges	$754.0	$1,071.4	$1,052.6	$861.6	$966.9	$776.9	$715.0

Ratio of earnings to fixed charges:	1.8	2.5	1.9	1.4	1.4	1.5	1.3